UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Amendment No. 1
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

S1 Corporation
(Name of Subject Company (Issuer))
S1 Corporation
(Name of Filing Person (Issuer))
Common Stock, par value $0.01 per share
(Title of Class of Securities)
78463B101
(CUSIP Number of Class of Securities)
John A. Stone
Chief Financial Officer
S1 Corporation
705 Westech Drive, Norcross, Georgia 30092
Atlanta, Georgia 30326
(404) 923-3500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
With a copy to:
Stuart G. Stein, Esq.
R. Daniel Keating, Esq.
Hogan & Hartson L.L.P.
555 13th Street, N.W.
Washington, D.C. 20004
(202) 637-8575

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$55,000,000	$1689.00

*	Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 9,565,217 shares of common stock at the maximum tender offer price of $5.75 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1689.00	Filing Party:	S1 Corporation
Form or Registration No.:	Schedule TO	Date Filed:	March 21, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
          Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
          Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION
     This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule TO originally filed with the Securities and Exchange Commission on March 21, 2007 (the “Schedule TO”) by S1 Corporation, a Delaware corporation (the “Company”), to purchase up to $55,000,000 in value of shares of its common stock, par value $0.01 per share, at a price not greater than $5.75 nor less than $5.25 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 21, 2007 (the “Offer to Purchase”) and in the Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase and any supplements and amendments thereto, collectively constitute the “Tender Offer”).
     Except as amended hereby, all of the terms of the Offer remain unchanged. This Amendment amends and supplements the Schedule TO as follows:
(a) The Offer to Purchase is amended to add the following information to Section 10 of the Offer to Purchase:
The Current Report on Form 8-K issued by the Company, filed on April 16, 2007 is hereby incorporated by reference.
(b) The Offer to Purchase is amended to add the following information to Section 11 of the Offer to Purchase:
On April 13, 2007, the Company appointed Edward Terino, Co-Chief Executive Officer and Chief Financial Officer of Arlington Tankers Ltd., to the Board of Directors of the Company. Mr. Terino currently does not own any shares of the Company. Mr. Terino has not effected any transactions involving shares of our Common Stock during the 60 days prior to April 13, 2007.
(c) Item 12 of the Schedule TO is hereby amended by adding the following exhibits:
     (a)(5)(A) Press Release of S1 Corporation, dated April 16, 2007.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 16, 2007	S1 CORPORATION
/s/ John A. Stone
John A. Stone
Chief Financial Officer